NO ACT

PE 12-22-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025172

Received SEC

JAN 20 2012

Washington, DC 20549

January 20, 2012

Charles W. Mulaney, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
Charles.Mulaney@skadden.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-20-12

Re: Hospira, Inc.
Incoming letter dated December 22, 2011

Dear Mr. Mulaney:

This is in response to your letter dated December 22, 2011 concerning the shareholder proposal submitted to Hospira by John Chevedden. We also have received letters from the proponent dated January 12, 2012 and January 13, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 20, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hospira, Inc.
Incoming letter dated December 22, 2011

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of Hospira's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Hospira may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Hospira to amend Hospira's Restated Certificate of Incorporation to give holders of 25% of Hospira's outstanding common stock the power to call a special shareholder meeting. You indicate that the proposal and the proposal sponsored by Hospira will directly conflict. You also indicate that submission of both proposals would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Hospira omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Hospira, Inc. (HSP)
Special Meeting Topic
John Chevedden

Ladies and Gentlemen:

This further responds to the December 22, 2011 company request to avoid this established rule 14a-8 proposal.

The rule 14a-8 proposal states:
RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

The brief description of the company responding proposal does not give any details of any retractions the company may add to gut any meaningful opportunity for shareholders to call a special meeting on a meaningful topic. There is no advantage for shareholder to be restricted to calling special meetings on meaningless topics.

The Staff cannot be expected to make an informed decision on the compnay Proposal if the Staff is unable to determine with any reasonable certainty exactly what actions or measures the company proposal requires.

And the bylaws and charter of companies are not intended to be a depository of arcane and deceptive text that simply enabled companies to avoid rule 14a-8 proposals by giving shareholders phantom rights.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Deborah K. Koenen <Deborah.Koenen@hospira.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Hospira, Inc. (HSP)
Special Meeting Topic
John Chevedden

Ladies and Gentlemen:

This responds to the December 22, 2011 company request to avoid this established rule 14a-8 proposal.

When a proponent takes the initiate on a rule 14a-8 proposal topic, that proponent and all the shareholders should not be penalized by exclusion of a precatory proposal, especially when the company chooses to follow the proponent's lead – but to a significantly lesser degree. **Especially after the proponent takes the initiative, the company should not be able to hijack this proposal topic in a weakened form with slight rearrangement – to completely deny all precatory shareholder input on this important topic in its original form of a 10%-threshold.**

The company announced plans – hitherto not disclosed to shareholders – to put forward a management proposal that would allow shareholders to call a special meeting, but at significantly higher threshold – 2.5-times higher. Plus the company changed the 10% of shareholder to at least 25% of the Company's outstanding shares of common stock.

By every indication, this action was purely defensive in nature and was intended to prevent shareholders from voting on the significantly lower threshold proposed in the rule 14a-8 proposal.

Specifically the purported past cases cited by the company cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals, even though there appeared to be a direct conflict as to the content of the proposals. **The reason was that the company appeared in each case had put forward the management proposal as a device to exclude the shareholder proposal.**

In the case here, there is no indication that the board of directors adopted the management proposal prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the staff should clarify that no-action relief is unavailable to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal, and the shareholder proposal is not binding, but merely recommends a different course and can be adopted prospectively even if the management proposal should pass. This related point is also important enough to warrant consideration because there is often no conflict between precatory and binding resolutions.

It is entirely possible that shareholders will favor and vote for a binding management proposal to give them the power to call a special meeting, even at a 25% level, if such a right does not currently exist. However, shareholders may prefer that the threshold be set at a lower level, such as the 10% level recommended in the shareholder resolution.

Putting both items on the proxy card does not create a conflict. The management proposal will be effective upon adoption. The shareholder proposal will not; it will only be a recommendation that the board takes *additional* action by considering the issue afresh and taking steps to adopt a second bylaw effectuating the 10% threshold, not the higher limit.

Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at a 25% threshold; it would also advise the board that the shareholders prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Also two rulings from March 2009 rejected the (i)(9) defense involving competing say-on-pay proposals. The management proposal was a request that shareholders cast an advisory vote on executive pay at that meeting, which was required by law because the company was a TARP recipient; the shareholder proposal recommended an annual vote on executive pay regardless of whether the company was taking TARP funds or not. *Bank of America Corp.* (March 11, 2009); *CoBiz Financial Inc.* (March 25, 2009).

The parallels are striking and warrant consideration. In the two TARP cases, the management proposals dealt with the same issue, yet no conflict was found between management requests for a vote on the topic that year and a shareholder request for a vote on the topic in future years. Here, there is a management proposal to empower shareholders to call a special meeting, which right would be effective upon enactment; the shareholder proposal asks the board to adopt lower threshold to govern the calling of such meeting in the future.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Deborah K. Koenen <Deborah.Koenen@hospira.com>

[HSP: Rule 14a-8 Proposal, November 10, 2011]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm downgraded our company to "D" with "High Governance Risk," "Very High Concern" in Takeover Defenses and a growing concern regarding executive pay. Michael Ball, our new CEO, was given a golden hello package with $500,000 in stock options plus restricted stock packages of $3 million, $1.9 million and $0.7 million

Takeover Defenses included archaic 3-years terms for directors and a 2014 Poison Pill. Our company also had charter and bylaw rules that would make it difficult or impossible for shareholders to enlarge our board or replace directors.

Plus there was no shareholder right to call a special meeting or to act by written consent. And we did not have an independent board chairman.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

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CHARLES.MULANEY@SKADDEN.COM

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Securities Exchange Act of 1934,
Rule 14a-8(i)(9)

December 22, 2011

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Hospira, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Hospira, Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2012 annual meeting of shareholders (the "2012 Annual Meeting").

The Company intends to file its definitive Proxy Materials for the 2012 Annual Meeting on or about March 23, 2012. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of each of (i) this letter, (ii) a letter, dated November 10, 2011, from the Proponent with the Proposal attached, which is attached hereto as Exhibit A, (iii) a notice of deficiency letter, dated November 18, 2011, from the

Company to the Proponent, which is attached hereto as Exhibit B and (iv) a proof of ownership letter, dated November 21, 2011, from The Northern Trust Company, the record holder of the Company's stock, which is attached hereto as Exhibit C. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. The Proposal

On November 10, 2011, the Company received the Proposal for inclusion in its Proxy Materials. The text of the Proposal is reprinted below as it was submitted to the Company:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at the 2012 Annual Meeting.

II. Basis for Excluding the Proposal

Currently, neither the Company's Restated Certificate of Incorporation (the "Charter") nor the Company's Amended and Restated Bylaws (the "Bylaws") permit shareholders to call a special meeting. In light of evolving views and practice concerning the ability of shareholders to call special meetings, the Company's Board of Directors has decided to submit for stockholder approval at the 2012 Annual Meeting an amendment to the Charter to allow special meetings to be called in accordance with the Bylaws (the "Company Proposal"). Conditioned upon stockholder approval of the Charter amendment, the Board of Directors will amend the Bylaws to require the Company to hold a special meeting if requested by holders of record of at least 25% of the outstanding shares of Company common stock.

The Staff has consistently held that where a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Gilead Sciences, Inc.* (Jan. 4, 2011) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require stockholders to hold 20% of the company's outstanding common stock to call such meetings); *The Hain Celestial Group, Inc.* (Sept. 16, 2010; *recon. denied* Oct. 6, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require shareholders to hold 25% of the company's outstanding common stock to call such meetings); *Raytheon Co.* (Mar. 29, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require shareholders to hold 25% of the company's outstanding common stock to call such meetings through an amendment to the certificate of incorporation); *International Paper Co.* (Mar. 11, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require stockholders to hold 20% of the company's outstanding common stock to call such meetings); *Medco Health Solutions, Inc.* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require shareholders to hold 40% of the company's outstanding common stock to call such meetings through a charter amendment); *EMC Corp.* (Feb. 24, 2009) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require shareholders to hold 40% of the company's outstanding common stock to call such meetings). *See also Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require holders of at least 30% of the shares to call such meetings).

The Staff previously has permitted exclusion of shareholder proposals under circumstances almost identical to the present facts. For example, in *Raytheon Co.* the Staff concurred in excluding a proposal requesting that the company amend its bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special meeting because it conflicted with the company's proposal which would require shareholders to hold 25% of the company's outstanding common stock to call such a meeting. The Staff permitted exclusion under Rule 14a-8(i)(9) because the proposals "directly conflict" and "submitting both proposals to shareholders at the meeting would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results." Similarly, the Company Proposal and the Proposal present "alternative and conflicting decisions" for the Company's shareholders as the Company Proposal would require ownership of at least 25% of the Company's shares to call a special meeting and the Proposal requests that owners of 10% of the Company's shares be permitted to call a special meeting.

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved.

III. Conclusion

For the reasons stated above, the Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (312) 407-0500.

Very truly yours,

Charles W. Mulaney, Jr.

Attachments

cc: Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

Koenen, Deborah K.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 10, 2011 4:38 PM
To: Smith, Brian
Cc: Koenen, Deborah K.
Subject: Rule 14a-8 Proposal (HSP)
Attachments: CCE00009.pdf

Mr. Smith,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Christopher B. Begley
Chairman of the Board
Hospira, Inc. (HSP)
275 N Field Dr
Lake Forest IL 60045
Phone: 224 212-2000

Dear Mr. Begley,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — November 10, 2011
John Chevedden — Date

cc: Brian Smith <brian.smith@hospira.com>
Corporate Secretary
Deborah K. Koenen <Deborah.Koenen@hospira.com>
Senior Counsel
FX: 224-212-3350
FX: 224.212.3437
FX: (224) 212-2088

[HSP: Rule 14a-8 Proposal, November 10, 2011]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm downgraded our company to "D" with "High Governance Risk," "Very High Concern" in Takeover Defenses and a growing concern regarding executive pay. Michael Ball, our new CEO, was given a golden hello package with $500,000 in stock options plus restricted stock packages of $3 million, $1.9 million and $0.7 million

Takeover Defenses included archaic 3-years terms for directors and a 2014 Poison Pill. Our company also had charter and bylaw rules that would make it difficult or impossible for shareholders to enlarge our board or replace directors.

Plus there was no shareholder right to call a special meeting or to act by written consent. And we did not have an independent board chairman.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

November 10, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 180 shares of eBay Inc. (EBAY common stock – CUSIP:278642103), 100 shares of Ecolab Inc. (ECL common stock – CUSIP:278865100), 130 shares of Express Scripts Inc. (ESRX common stock– CUSIP:302182100), 75 shares of Gilead Sciences Inc. (GILD common stock – CUSIP:375558103), and 80 shares of Hospira Inc. (HSP– common stock –CUSIP:441060100) since at least November 16, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,

Cynthia C. O'Rourke

Cynthia O'Rourke
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Exhibit B

Koenen, Deborah K.

From: Koenen, Deborah K.
Sent: Friday, November 18, 2011 12:52 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Smith, Brian
Subject: Rule 14a-8 Proposal
Attachments: 20111118124314756.pdf

Please see the attached letter regarding your Rule 14a-8 proposal.

Thank you,
Deborah

Deborah K. Koenen
Senior Counsel
Hospira, Inc.
275 N. Field Dr.
Dept. NLEG, Bldg. H-1/4S
Lake Forest, IL 60045-2579
phone: (224) 212-2199
fax: (224) 212-2088
deborah.koenen@hospira.com

Hospira

November 18, 2011

Via Email
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing this letter to acknowledge receipt of your shareholder proposal. Rule 14a-8 requires you to submit verification of stock ownership. Per the recent Staff Legal Bulletin, No. 14F issued on October 18, 2011, please provide proof of ownership from the DTC participant through which the securities are held (according to the Ram Trust Services letter dated November 10, 2011, proof of ownership should come from The Northern Trust Company). This proof of ownership should show the continuous stock ownership for a period of at least one year prior to and including the date you submitted the shareholder proposal. Please submit this information, either postmarked or electronically, to Hospira no later than 14 calendar days from the day you receive this letter. You may send your response to my attention. My fax number is 224-212-2088, and my e-mail is Deborah.koenen@hospira.com.

Our 2012 annual shareholders' meeting will be held on Wednesday, May 9, 2012 at the Ritz-Carlton Pentagon City in Arlington, Virginia at 9 a.m. local time.

Very truly yours,

Deborah K. Koenen

Deborah K. Koenen
Senior Counsel
Securities

Koenen, Deborah K.

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, November 21, 2011 12:29 PM
To:	Koenen, Deborah K.
Cc:	Smith, Brian
Subject:	Rule 14a-8 Proposal (HSP) ntn
Attachments:	CCE00003.pdf

Dear Ms. Koenen, Attached is the Northern Trust letter requested. Please let me know if there is any further question.
Sincerely,
John Chevedden

Exhibit C

Northern Trust

November 21, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Hospira Inc. (Shareholder Resolution) CUSIP # 441060100
Account *** FISMA & OMB Memorandum M-07-16 *** **Ram Trust Services**

Dear Mr. Chevedden;

The Northern Trust Company is the custodian for Ram Trust Services. As of November 10, 2011, Ram Trust Services held 80 shares of Hospira, Inc. Company CUSIP # 441060100

The above account has continuously held at least 80 shares of HSP common stock since at least November 16, 2009.

Sincerely,

Rhonda Epler-Stagg
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services